[LETTERHEAD OF REZOLUTE, INC.]
8-1-25 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Rezolute, Inc. (the "Company") Registration Statement on Form S-3 File No. 333-288731

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 3:00 PM on August 8, 2025 or as soon thereafter as is practicable.

Very truly yours,

REZOLUTE, INC.

By:	/s/Nevan Elam
Name: Nevan Elam
Title: Chief Executive Officer

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